UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80880W106

(CUSIP Number)

Dr. Henry Ji

Chairman of the Board of Directors, President and Chief Executive Officer

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

(858) 203-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80880W106	13D	Page 1 of 5 pages

1.	NAME OF REPORTING PERSON Sorrento Therapeutics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 95,533,509 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 95,533,509 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,533,509 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Comprised of (i) 61,985,795 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), of which 2,259,058 shares are being held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of the Reporting Person who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by the Reporting Person, (ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Company’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class of Common Stock beneficially owned is calculated based on 145,782,842 shares of Common Stock outstanding as of March 1, 2023) plus 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person is not included in this percentage. The Reporting Person’s aggregate voting power, including shares of Series A Preferred Stock, shares of Common Stock held in abeyance as referenced in footnote 1 above and assuming the exercise of all warrants held by the Reporting Person, is 53.2%.

CUSIP No. 80880W106	13D	Page 2 of 5 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Sorrento Therapeutics, Inc. (the “Reporting Person”) with the United States Securities and Exchange Commission on November 17, 2022 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Scilex Holding Company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

DIP Facility

On February 13, 2023, the Reporting Person commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Proceedings”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 21, 2023, the Bankruptcy Court granted on an interim basis a motion to approve the Reporting Person’s entry into a non-amortizing super-priority senior secured term loan facility with JMB Capital Partners Lending, LLC in an aggregate principal amount not to exceed $75,000,000 in term loan commitments (the “DIP Facility”), subject to the terms and conditions set forth in the Debtor-In-Possession Term Loan Facility Summary of Terms and Conditions (the “DIP Term Sheet”).

The DIP Facility is secured by a lien on substantially all of the Reporting Person’s unencumbered assets, which includes: (i) 61,985,795 shares of Common Stock; (ii) 29,057,097 shares of Series A Preferred Stock; and (iii) warrants exercisable for up to 4,490,617 shares of Common Stock.

Definitive financing documentation, including a credit agreement and other documents evidencing the DIP Facility are expected to be negotiated and executed at a later date. The Reporting Person anticipates seeking final approval of the DIP Facility from the Bankruptcy Court at a hearing on or around March 29, 2023.

The foregoing descriptions of the DIP Facility does not purport to be complete and is qualified in its entirety by reference to the DIP Term Sheet, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination. The Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 80880W106	13D	Page 3 of 5 pages

Subject to the terms of the DIP Facility and other limitations imposed in connection with the Bankruptcy Proceedings, the Reporting Person may retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. In addition, the Reporting Person, including the Reporting Person’s designees to the Issuer’s board of directors (the “Board”), may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

DIP Facility

Item 4 above summarizes certain provisions of the DIP Facility and is incorporated herein by reference. A copy of the DIP Term Sheet is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 80880W106	13D	Page 4 of 5 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

8	Debtor-In-Possession Term Loan Facility Summary of Terms and Conditions (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, dated February 21, 2023, filed by Sorrento Therapeutics, Inc.).

CUSIP No. 80880W106	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Title:	President and Chief Executive Officer